NEW YORK--(BUSINESS WIRE)--

Glass Lewis Recommends Luby's Stockholders Vote Only on the GOLD Proxy

Glass Lewis Cites Luby's "Disastrous Financial Performance" and "Insufficient Turnaround Plan"

Bandera Partners LLC, a significant stockholder of Luby's Inc. ([LUB](#)) announced that proxy advisor Glass Lewis recommends that their clients vote using only the GOLD proxy card at Luby's 2019 Annual Meeting on January 25th. In a report calling for change to Luby's Board of Directors, Glass Lewis recommends that its clients vote FOR Bandera nominee Jeff Gramm on the GOLD proxy card, and to not vote the white proxy card. Bandera believes that stockholders seeking change at Luby's should vote for all four of its nominees on the GOLD proxy card.

Key Quotes from the Glass Lewis Report:

"Having evaluated the arguments made by the Dissident and the incumbent board's response, we find that the Company's disastrous financial performance combined with an insufficient turnaround plan suggest that additional oversight and fresh perspective on the board are warranted."

"We believe the Dissident presents an alarming assessment of the Company's capital allocation, noting that the Company has invested more than $260 million into capital expenditure and acquisitions from FY2009 through FY2018, while the Company's market capitalization declined approximately 80% from $201 million to $39 million over that period."

"Ultimately, we believe shareholders would benefit from some change to the composition of the board"

"The incumbent board and management team have delivered very poor shareholder returns relative to peers and broader market indices over the long-term and the Company's operational fundamentals have deteriorated, with shrinking revenue and mounting losses in recent periods."

"There is ample room for shareholder concern that the incumbent board and management team have not presented a clear and compelling plan to turn the business around, in our view."

"We are also concerned that the board frequently employs a poison pill with the express stated objective of limiting the Pappas brothers' ownership and influence over the Company yet has somehow allowed the Pappas brothers' ownership stake to increase from around 24.4% in 2008 to 36.8% today."

Bandera Partners' Jeff Gramm stated, "I want to thank Glass Lewis for taking the time to examine our engagement with Luby's and our compelling case for change. Both ISS and Glass Lewis have determined that the Luby's Board of Directors would benefit from change. More importantly, both proxy advisors recommend that Luby's stockholders vote only the Gold proxy card. For us to be able to deliver on our promise to bring change to Luby's, we are asking stockholders to vote for all four of our nominees on the GOLD proxy card."

For assistance on how to vote your GOLD proxy, please contact InvestorCom at (877) 972-0090 or by email at info@investor-com.com.

Toll Free (877) 972-0090
Banks and Brokers call collect (203) 972-9300
info@investor-com.com

About Bandera Partners

Bandera Partners is a value-oriented hedge fund based in New York.

View source version on businesswire.com: https://www.businesswire.com/news/home/20190116005463/en/

Contact:
Jeff Gramm, (212) 232-4583
info@banderapartners.com